SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of August, 2008

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG / Half Year Results/Forecast

AIXTRON on Track
Revenues, Orders and EBIT on high levels - Full Year guidance confirmed / Higher-margin common platform compound systems contribute strongly / Silicon revenues decrease in line with company expectations & market conditions

Aachen/Germany, August 7, 2008 - AIXTRON AG, a leading provider of deposition equipment to the semiconductor industry, today announced the company's financial results for the first half of 2008.

	2008	2007	+/-	2008	2007	+/-
(million EUR)	H1	H1%		Q2	Q2%
Revenues	128.2	109.0	18%	65.6	45.2	45%
Gross profit	50.3	42.5	18%	25.8	18.3	41%
Gross margin	39%	39%	0 pp	39%	40%	-1 pp
Operating result (EBIT)	17.6	11.4	54%	8.9	3.2	178%
EBIT-margin	14%	10%	4 pp	14%	7%	7 pp
Net income	13.3	11.5	16%	7.4	3.8	94%
Net income margin	10%	11%	-1 pp	11%	8%	3 pp
Earnings per share - basic (EUR)	0.15	0.13	15%	0.08	0.04	100%
Earnings per share - diluted	0.15	0.13	15%	0.08	0.04	100%
(EUR)
Free cash flow*	16.5	2.5	560%	3.7	8.5	-56%
Equipment Order Intake	158.0	90.8	74%	72.5	50.3	44%
Equipment Order Backlog (End of	165.1	80.3	106%	165.1	80.3	106%
Period)

* Operating CF + Investing CF + Changes in Cash Deposits

Financial Highlights
AIXTRON recorded Total Revenues of EUR128.2m during the first half of 2008, 18% higher than the same period last year, in spite of current currency and macro-economic headwinds.

Gross and Operating margins stand at a healthy 39% and 14% respectively, mainly as a result of the significantly higher volume effect and higher-margin Compound Semiconductor common platform system revenues (around 70% of the total revenue figure in H1/2008).

Group EBIT was up 54% yoy, at EUR17.6m, including a positive other income effect from currency hedging in the first six months of 2008. Net Profit was up 16% yoy at EUR13.3m.

Order Intake continued to be strong - up 74% yoy to EUR158m, leading to an Order Backlog figure of EUR165.1m at June 30. This is more than twice the size of the backlog at the end of the same period in 2007, and supports management confidence in confirming the previously given 2008 full-year guidance.

AIXTRON's operating performance has further strengthened its financial position. Cash and Cash Equivalents (incl. Cash Deposits) stand at almost EUR88m to the end of H1/2008, which represents a 15% improvement on the end of December 2007 figure (Dec. 31, 2007: EUR 76.7m).

Management Review
Paul Hyland, President & Chief Executive Officer of AIXTRON, comments: 'We have worked very hard in the last few years to ensure that our products are both market-led and customer focused in design, and that our operations become increasingly flexible and cost-efficient. Operationally and financially, we are as strong as we have ever been. This strength will allow us to continue to perform in the current challenging market environment and supports our confidence with the guidance range we published in March this year. We are on track for what will be in 2008 AIXTRON's highest ever recorded annual revenue and we remain very positive about our medium and long term outlook despite the short term challenges the whole semi-conductor industry faces.'

Outlook
Following the continued positive Revenue and EBIT development, AIXTRON management reiterates its full-year 2008 guidance for Total Revenue of EUR270-300m and an EBIT Margin of 10-12%.

Financial Tables
The consolidated interim financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity) relating to this press release are available on http://www.aixtron.com, section 'Investors/Reports/Financial Reports', as part of AIXTRON's Group interim report for the first half of 2008.

Investor Conference Call
AIXTRON will host a financial analyst and investor conference call on Thursday, August 7, 2008, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first half 2008 results. From 2:45 p.m. CET (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (30) 86871-786 or +1 (212) 444-0296. The presentation document reviewing the half year results can be downloaded from http://www.aixtron.com, section 'Investors/Presentations/IR Presentation'. Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors/Reports/Conference Call', following the call.

For further information on AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: http://www.aixtron.com.

Forward-Looking Statements
This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

Language:	English
Issuer:	AIXTRON AG
Kackertstr. 15-17
52072 Aachen
Deutschland
Phone:	+49 (0)241 8909-444
Fax:	+49 (0)241 8909-40
E-mail:	invest@aixtron.com
Internet:	www.aixtron.com
ISIN:	DE0005066203, US0096061041
WKN:	506620
Indices:	TecDAX
Listed:	Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr
in Berlin, München, Hamburg, Düsseldorf, Stuttgart;
Terminbörse EUREX; Foreign Exchange(s) Nasdaq

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	August 7, 2008	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO